Ex. 21

Subsidiaries List

Entity Name	Jurisdiction of Incorporation or Formation

Billion Electronic Co., Ltd	British Virgin Islands

Shenzhen E'Jenie Technology Development Co., Ltd.	Peoples Republic of China

Galaxy View International Ltd.	British Virgin Islands

Sono Digital Electronic Technologies Co., Ltd.	Peoples Republic of China